OHIO STATE BANCSHARES

THE OHIO STATE BANK

THE MARION BANK

ANNUAL REPORT 2004



OHIO STATE BANCSHARES, INC.
Marion, Ohio

ANNUAL REPORT
December 31, 2004

OHIO STATE BANCSHARES, INC.

ANNUAL REPORT
December 31, 2004

TABLE OF CONTENTS

OHIO STATE BANCSHARES



THE OHIO STATE BANK

FROM THE PRESIDENT:

We have come to the end of another exciting year and already 2005 is full of activity. In 2004 we finished a major renovation of our main office and I appreciate all of you who made it to our open house. Also, in 2004, we laid the ground work for what took place in the first few weeks of 2005. On the first business day of 2005, we changed the name of the Bank to The Ohio State Bank and within a couple of weeks finished our acquisition of two new banking locations. As I write this letter, total assets of the Bank have climbed above $145 million.

Changing the name of the Bank was not an easy decision. However, to maintain growth and maximize future returns to our shareholders, we found it necessary to expand beyond Marion. One of the branches we acquired is in the Union County town of Richwood. We are also in contract on development land in Delaware County where we plan to begin building our 5th location sometime in late 2005. This expansion made it necessary for the Bank to create a more uniform regional identity. With the corporate name being Ohio State Bancshares for some time, we felt that The Ohio State Bank was a perfect fit. Superior service and growth within Marion is still a top priority. We understand that you, as the majority of our shareholders, still call Marion home.

Something that is important to all of us, as shareholders, is our stock performance. I'm happy to report that our latest bid price, as reported by Community Banc Investments, is $84 per share. This means that our 1-year, 3-year, and 5-year return (excluding dividends) is 9.09%, 12.50%, and 10.49%. The 1-year return on our stock with the dividend is approximately 10.13%.

As always, if you have concerns, questions or just want to chat, my door is always open, and I look forward to seeing you soon.

Sincerely,

Gary E. Pendleton
President/CEO

COMPARATIVE SUMMARY OF SELECTED FINANCIAL DATA
As of or for the years ending December 31, (Dollars in 000's except per share data)

	2004	2003	2002	2001	2000
STATEMENT OF OPERATIONS DATA					
Total interest income	$ 6,661	$ 6,202	$ 6,369	$ 6,148	$ 5,631
Total interest expense	2,198	2,133	2,322	2,924	2,661
Net interest income	4,463	4,069	4,047	3,224	2,970
Provision for loan losses	403	412	435	336	365
Net interest income after provision for loan losses	4,060	3,657	3,612	2,888	2,605
Noninterest income	742	783	724	598	294
Noninterest expense	4,002	3,317	2,882	2,582	2,484
Income tax expense	165	266	414	251	86
Net income	$ 635	$ 857	$ 1,040	$ 653	$ 329
PER SHARE DATA:					
Basic and diluted earnings per common share	$ 3.34	$ 4.51	$ 6.53	$ 4.47	$ 2.26
Book value per share at year-end	59.07	57.16	53.78	42.57	37.89
Cash dividends per share	0.80	0.80	0.60	0.60	0.60
Number of shares used in earnings per share calculations	190,000	190,000	159,273	146,000	146,000
BALANCE SHEET DATA:					
Total assets	$ 125,012	$ 110,862	$ 104,733	$ 91,407	$ 73,040
Total securities	25,982	27,020	32,464	21,918	14,063
Total net loans	88,915	75,358	60,545	57,493	52,167
Allowance for loan losses	961	844	793	714	610
Total deposits	96,124	87,007	84,889	81,787	66,946
Borrowings	16,487	12,268	8,928	2,837	--
Shareholders' equity	11,223	10,860	10,219	6,215	5,532
OPERATING RATIOS:					
Total net loans to total deposits	92.50%	86.61%	71.32%	70.30%	77.92%
Total shareholders' equity to total assets	8.98	9.80	9.76	6.80	7.57
Average shareholders' equity to average assets	9.26	9.74	8.01	7.36	7.48
Return on average equity	5.77	8.14	13.49	10.99	6.28
Return on average assets	0.53	0.79	1.08	0.81	0.47
Dividend payout ratio	23.95	17.75	9.69	13.41	26.60
Total interest expense to interest income	33.00	34.40	36.46	47.55	47.26
Allowance for loan losses to total loans	1.07	1.11	1.29	1.23	1.16
Average assets	$ 118,783	$ 108,027	$ 96,248	$ 80,744	$ 70,108
Average shareholders' equity	11,002	10,517	7,707	5,942	5,244

Averages used herein, unless indicated otherwise, are based on daily averages.

Crowe

Crowe Chizek and Company LLC
Member Horwath International

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders
Ohio State Bancshares, Inc.
Marion, Ohio

We have audited the accompanying consolidated balance sheets of Ohio State Bancshares, Inc. as of December 31, 2004 and 2003, and the related consolidated statements of income, changes in shareholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Ohio State Bancshares, Inc. as of December 31, 2004 and 2003, and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

Crowe Chizek and Company LLC

Crowe Chizek and Company LLC

Columbus, Ohio
February 25, 2005

OHIO STATE BANCSHARES, INC.
CONSOLIDATED BALANCE SHEETS
December 31, 2004 and 2003

	2004	2003
ASSETS		
Cash and due from financial institutions	$ 2,872,837	$ 3,090,640
Interest-earning demand deposits	1,192,147	704,650
Federal funds sold	435,000	--
Cash and cash equivalents	4,499,984	3,795,290
Interest-earning deposits	--	486,447
Securities available for sale	25,982,066	27,019,911
Loans, net of allowance of $961,404 and $844,174	88,915,318	75,357,763
Premises and equipment, net	2,576,597	1,720,562
Accrued interest receivable	565,921	523,737
Other real estate owned	486,165	188,649
Other assets	1,986,360	1,769,813
	$ 125,012,411	$ 110,862,172
LIABILITIES AND SHAREHOLDERS' EQUITY		
Deposits		
Noninterest-bearing	$ 9,260,575	$ 8,420,635
Interest-bearing	86,863,208	78,586,417
Total	96,123,783	87,007,052
Federal funds purchased	--	1,248,000
Borrowings	13,487,320	11,019,597
Subordinated debentures	3,000,000	--
Accrued interest payable	168,029	121,517
Other liabilities	1,010,343	605,856
Total liabilities	113,789,475	100,002,022
Shareholders' equity		
Common stock, $10.00 par value, 500,000 shares authorized; 190,000 shares issued and outstanding	1,900,000	1,900,000
Additional paid-in capital	5,045,227	5,045,227
Retained earnings	4,184,651	3,702,038
Accumulated other comprehensive income	93,058	212,885
Total shareholders' equity	11,222,936	10,860,150
	$ 125,012,411	$ 110,862,172

See accompanying notes to consolidated financial statements.

OHIO STATE BANCSHARES, INC.
CONSOLIDATED STATEMENTS OF INCOME
Years ended December 31, 2004 and 2003

	2004	2003
Interest and dividend income		
Loans, including fees	$ 5,629,186	$ 4,992,005
Taxable securities	687,135	817,432
Nontaxable securities	291,524	322,514
Federal funds sold and other	52,757	69,840
Total interest and dividend income	6,660,602	6,201,791
Interest expense		
Deposits	1,694,857	1,780,404
Subordinated debentures	117,340	--
Federal Home Loan Bank advances and other borrowings	385,585	352,863
Total interest expense	2,197,782	2,133,267
Net interest income	4,462,820	4,068,524
Provision for loan losses	403,100	412,000
Net interest income after provision for loan losses	4,059,720	3,656,524
Noninterest income		
Fees for customer services	641,319	596,336
Net gains on sales or calls of securities	32,117	116,012
Other	68,676	70,529
Total noninterest income	742,112	782,877
Noninterest expense		
Salaries and employee benefits	2,260,333	1,713,026
Occupancy and equipment	656,860	578,655
Professional fees	215,603	118,874
Office supplies	138,321	148,302
Loan collection and repossessions	73,235	139,608
Advertising and public relations	94,653	85,522
Taxes, other than income	109,222	100,002
Credit card processing	43,938	87,825
Director expenses	43,211	52,554
Other	366,927	292,151
Total noninterest expense	4,002,303	3,316,519
Income before income taxes	799,529	1,122,882
Income tax expense	164,916	266,336
Net income	$ 634,613	$ 856,546
Basic and diluted earnings per share	$ 3.34	$ 4.51
Weighted average shares outstanding	190,000	190,000

See accompanying notes to consolidated financial statements.

OHIO STATE BANCSHARES, INC.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
Years ended December 31, 2004 and 2003

	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Shareholders' Equity
Balance, January 1, 2003	$ 1,900,000	$ 5,045,227	$ 2,997,492	$ 276,367	$ 10,219,086
Comprehensive income:					
Net income			856,546		856,546
Change in net unrealized gain (loss) on securities available for sale, net of reclassification and tax effects				(115,936)	(115,936)
Cumulative effect of securities transferred from held to maturity to available for sale, net of tax				52,454	52,454
Total comprehensive income					793,064
Cash dividends declared ($0.80 per share)			(152,000)		(152,000)
Balance, December 31, 2003	1,900,000	5,045,227	3,702,038	212,885	10,860,150
Comprehensive income:					
Net income			634,613		634,613
Change in net unrealized gain (loss) on securities available for sale, net of reclassification and tax effects				(119,827)	(119,827)
Total comprehensive income					514,786
Cash dividends declared ($0.80 per share)			(152,000)		(152,000)
Balance, December 31, 2004	$ 1,900,000	$ 5,045,227	$ 4,184,651	$ 93,058	$ 11,222,936

See accompanying notes to consolidated financial statements.

OHIO STATE BANCSHARES, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
Years ended December 31, 2004 and 2003

	2004	2003
Cash flows from operating activities		
Net income	$ 634,613	$ 856,546
Adjustment to reconcile net income to net cash from operating activities:		
Depreciation and amortization	237,781	233,419
Net amortization of securities	68,156	161,281
Provision for loan losses	403,100	412,000
Deferred taxes	(226,539)	(99,136)
Net realized gains on sales of securities	(32,117)	(116,012)
Federal Home Loan Bank stock dividends	(19,400)	(20,100)
Increase in cash surrender value of bank owned life insurance	(54,314)	(54,619)
Loss on sale of other real estate owned	11,988	--
Change in deferred loan costs	131,112	50,723
Change in accrued interest receivable	(42,184)	83,951
Change in accrued interest payable	46,512	(2,197)
Change in other assets and other liabilities	605,880	28,877
Net cash from operating activities	1,764,588	1,534,733
Cash flows from investing activities		
Securities available for sale		
Sales	6,063,134	4,857,348
Maturities, payments and calls	5,308,770	23,025,923
Purchases	(10,545,806)	(20,178,569)
Securities held to maturity		
Maturities and calls	--	485,000
Purchases	--	(2,887,925)
Loan originations and payments, net	(14,234,701)	(15,554,659)
Purchases of premises and equipment	(1,093,816)	(595,149)
Maturities of certificates of deposit	500,000	401,016
Improvements to other real estate owned	(247,755)	--
Proceeds from sale of other real estate owned	35,826	--
Purchase of bank owned life insurance	(30,000)	(30,000)
Net cash from investing activities	(14,244,348)	(10,477,015)
Cash flows from financing activities		
Net changes in deposits	9,116,731	2,117,577
Proceeds from issuance of subordinated debentures	3,000,000	--
Proceeds from advance of long-term borrowings	5,200,000	2,500,000
Principle repayments of long-term borrowings	(2,732,277)	(408,611)
Net change in federal funds purchased	(1,248,000)	1,248,000
Cash dividends paid	(152,000)	(152,000)
Net cash from financing activities	13,184,454	5,304,966
Net change in cash and cash equivalents	704,694	(3,637,316)
Beginning cash and cash equivalents	3,795,290	7,432,606
Ending cash and cash equivalents	$ 4,499,984	$ 3,795,290
Supplemental cash flow information:		
Interest paid	$ 2,151,270	$ 2,135,464
Income taxes paid	230,000	728,000
Supplemental noncash disclosures:		
Transfers from loans to other real estate owned and repossessions	$ 142,934	$ 279,040
Transfer of securities from held to maturity to available for sale	--	8,201,627

See accompanying notes to consolidated financial statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation: The consolidated financial statements include the accounts of Ohio State Bancshares, Inc. ("OSB") and its wholly-owned subsidiary, The Marion Bank ("Bank"), together referred to as the Corporation. Intercompany transactions and balances are eliminated in consolidation. On January 3, 2005, the Corporation changed the name of the Bank to The Ohio State Bank. Since this annual report covers the periods ending December 31, 2004, the subsidiary will still be referred to as The Marion Bank.

Nature of Operations: The Corporation provides financial services through its main and branch office in Marion, Ohio. Its primary deposit products are checking, savings, and term certificate accounts, and its primary lending products are residential mortgage, commercial, and installment loans. Substantially all loans are secured by specific items of collateral including business assets, consumer assets and commercial and residential real estate. Commercial loans are expected to be repaid from cash flow from operations of businesses. Other financial instruments, which potentially represent concentrations of credit risk, include deposit accounts in other financial institutions and federal funds sold. There are no significant concentrations of loans to any one industry or customer. However, general economic conditions affect the customers' ability to repay.

Use of Estimates: To prepare financial statements in conformity with accounting principles generally accepted in the United States of America, management makes estimates and assumptions based on available information. These estimates and assumptions affect the amounts reported in the financial statements and the disclosures provided, and actual results could differ. The allowance for loan losses, fair values of financial instruments and the status of contingencies are particularly subject to change.

Cash Flow Reporting: Cash and cash equivalents include cash, deposits with other financial institutions with maturities under 90 days and federal funds sold. Net cash flows are reported for loan and deposit transactions, interest-bearing time deposits with other financial institutions and short-term borrowings with maturities of 90 days or less.

Securities: Debt securities are classified as available for sale and carried at fair value, with unrealized holding gains and losses reported in other comprehensive income. Other securities such as FHLB stock are carried at cost. To aid in liquidity and risk management, the Corporation reclassified all securities from held to maturity to available for sale on August 31, 2003. Securities with a carrying value of $8,201,627 and unrealized gains of $79,475 were reclassified. The Corporation's equity increased $52,454, net of tax effects, as a result of the transfer. Management expects that all securities purchased in the future will be classified as available for sale.

Interest income includes amortization of purchase premium or discount. Gains and losses on sales are recorded on the trade date and are based on the amortized cost of the security sold.

Declines in the fair value of securities below their cost that are other than temporary are reflected as realized losses. In estimating other-than-temporary losses, management considers: (1) the length of time and extent that fair value has been less than cost, (2) the financial condition and near term prospects of the issuer, and (3) the Corporation's ability and intent to hold the security for a period sufficient to allow for any anticipated recovery in fair value.

Loans: Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at the principal balance outstanding, net of net deferred loan costs and the allowance for loan losses.

(Continued)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Interest income is reported on the interest method and includes amortization of net deferred loan costs over the loan term. Interest income on loans is discontinued at the time the loan is 90 days delinquent unless the credit is well-secured and in process of collection. Past due status is based upon contractual terms of the loan. In all cases, loans are placed on nonaccrual or charged-off at an earlier date if collection of principal or interest is considered doubtful. All interest accrued but not received for a loan placed on nonaccrual is reversed against interest income. Interest received on such loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Allowance for Loan Losses: The allowance for loan losses is a valuation allowance for probable incurred credit losses. Loan losses are charged against the allowance when management believes the uncollectibility of a loan is confirmed. Subsequent recoveries, if any, are credited to the allowance. Management estimates the allowance balance required using past loan loss experience, the nature and volume of the portfolio, information about specific borrower situations and estimated collateral values, economic conditions and other factors. Allocations of the allowance may be made for specific loans, but the entire allowance is available for any loan that, in management's judgment, should be charged-off.

The allowance consists of specific and general components. The specific component relates to loans that are individually classified as impaired or loans otherwise classified as substandard or doubtful. The general component covers non-classified loans and is based on historical loss experience adjusted for current factors.

A loan is impaired when full payment under the loan terms is not expected. Commercial and commercial real estate loans are individually evaluated for impairment. If a loan is impaired, a portion of the allowance is allocated so that the loan is reported net, at the present value of estimated future cash flows using the loan's existing rate or at the fair value of collateral if repayment is expected solely from the collateral. Large groups of smaller balance homogeneous loans, such as consumer and residential real estate loans, are collectively evaluated for impairment, and accordingly, they are not separately identified for impairment disclosures.

Foreclosed Assets: Assets acquired through or instead of loan foreclosure are initially recorded at fair value when acquired, establishing a new cost basis. If fair value declines subsequent to foreclosure, a valuation allowance is recorded through expense. Costs after acquisition are generally expensed. Some costs will be capitalized to foreclosed assets if these costs have future benefits and increase the fair value of the asset.

Premises and Equipment: Land is carried at cost. Premises and equipment are stated at cost less accumulated depreciation. Buildings and related components are depreciated using the straight-line method with useful lives ranging from 5 to 39 years. Furniture, fixtures and equipment are depreciated using the straight-line method with useful lives ranging from 1 to 10 years.

Bank Owned Life Insurance: The Corporation has purchased life insurance policies on certain key executives. Bank owned life insurance is recorded at its cash surrender value, or the amount that can be realized.

Long-term Assets: Premises and equipment and other long-term assets are reviewed for impairment when events indicate their carrying amount may not be recoverable from future undiscounted cash flows. If impaired, the assets are recorded at fair value.

(Continued)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes: Income tax expense is the total of the current year income tax due or refundable and the change in deferred tax assets and liabilities. Deferred tax assets and liabilities are the expected future tax amounts for the temporary differences between the carrying amounts and tax basis of assets and liabilities, computed using enacted tax rates. A valuation allowance, if needed, reduces deferred tax assets to the amount expected to be realized.

Loan Commitments and Related Financial Instruments: Financial instruments include off-balance sheet credit instruments, such as commitments to make loans, issued to meet customer financing needs. The face amounts for these items represents the exposure to loss, before considering customer collateral or ability to repay. Such financial instruments are recorded when they are funded.

Earnings Per Common Share: Basic earnings per common share is net income divided by the weighted average number of common shares outstanding during the period. Diluted earnings per share is not currently applicable since the Corporation has no potentially dilutive common shares.

Dividend Restriction: Banking regulations require maintaining certain capital levels and may limit the amount of dividends paid by the Bank to OSB or by OSB to shareholders. These restrictions pose no practical limit on the ability of the Bank or OSB to pay dividends at historical levels.

Loss Contingencies: Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Management does not believe there are now such matters that will have a material effect on the financial statements.

Restrictions on Cash: The Corporation was required to have $403,000 and $316,000 of cash on hand or on deposit with the Federal Reserve Bank to meet regulatory reserve and clearing requirements at year-end 2004 and 2003. These balances do not earn interest.

Comprehensive Income: Comprehensive income consists of net income and other comprehensive income. Other comprehensive income includes unrealized gains and losses on securities available for sale, which are also recognized as a separate component of shareholders' equity.

Fair Values of Financial Instruments: Fair values of financial instruments are estimated using relevant market information and other assumptions, as more fully disclosed in a separate note. Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments and other factors, especially in the absence of broad markets for particular items. Changes in assumptions or in market conditions could significantly affect the estimates.

Operating Segments: While the chief decision-makers monitor the revenue streams of the various products and services, the identifiable segments are not material and operations are managed and financial performance is evaluated on a Corporation-wide basis. Accordingly, all of the financial service operations are considered by management to be aggregated in one reportable operating segment.

Adoption of New Accounting Standards: Statement of Position 03-3 requires that a valuation allowance for loans acquired in a transfer, including in a business combination, reflect only losses incurred after acquisition and should not be recorded at acquisition. This applies to any loan acquired in a transfer that showed evidence of credit quality deterioration since it was made. The effect of this new standard on the Corporation's financial position and results of operations is not expected to be material upon and after adoption.

(Continued)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Reclassifications: Certain reclassifications have been made to the 2003 financial statements to be comparable to the 2004 presentation.

NOTE 2 – SECURITIES AVAILABLE FOR SALE

Year-end securities are as follows.

	2004			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
U.S. Treasury	$ 100,667	$ 6,161	$ --	$ 106,828
U.S. government and federal agencies	10,456,402	35,583	(72,983)	10,419,002
Mortgage-backed	7,052,053	17,243	(23,960)	7,045,336
State and municipal	7,150,743	201,886	(19,610)	7,333,019
Corporate	543,464	--	(3,323)	540,141
Total debt securities	25,303,329	260,873	(119,876)	25,444,326
Other securities	537,740	--	--	537,740
Total	$ 25,841,069	$ 260,873	$ (119,876)	$ 25,982,066

	2003			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
U.S. Treasury	$ 100,751	$ 6,890	$ --	$ 107,641
U.S. government and federal agencies	8,685,708	85,679	(78,782)	8,692,605
Mortgage-backed	7,195,484	57,066	(9,443)	7,243,107
State and municipal	8,835,518	287,454	(32,639)	9,090,333
Corporate	1,365,857	6,328	--	1,372,185
Total debt securities	26,183,318	443,417	(120,864)	26,505,871
Other securities	514,040	--	--	514,040
Total	$ 26,697,358	$ 443,417	$ (120,864)	$ 27,019,911

Sales of available for sale securities were as follows:

	2004	2003
Proceeds	$ 6,063,134	$ 4,857,348
Gross gains	65,516	123,708
Gross losses	(33,399)	(8,766)
Gross gains from calls	--	1,070

(Continued)

NOTE 2 – SECURITIES (Continued)

The fair values of securities at year-end 2004, by expected maturity are shown below. Actual maturities may differ from expected maturities because certain borrowers may have the right to call or repay obligations without penalty.

	Fair Value
Due in one year or less	$ 3,067,362
Due from one to five years	15,622,185
Due from five to ten years	5,148,480
Due after ten years	1,606,299
Other securities	537,740
	$ 25,982,066

Securities with carrying values of $12,908,000 and $11,761,000 at December 31, 2004 and 2003 were pledged to secure public deposits and for other purposes.

Securities with unrealized losses at year end 2004 and 2003, aggregated by category and length of time that individual securities have been in a continuous unrealized loss position, are as follows:

	2004					
	Less than 12 Months		12 Months or More		Total	
Description of Securities	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
U.S. government and federal agency	$ 7,558,167	$ (56,818)	$ 983,835	$ (16,165)	$ 8,542,002	$ (72,983)
Mortgage-backed	4,209,571	(23,960)	--	--	4,209,571	(23,960)
State and municipal	1,458,806	(9,697)	372,166	(9,913)	1,830,972	(19,610)
Corporate	540,141	(3,323)	--	--	540,141	(3,323)
Total temporarily impaired	$ 13,766,685	$ (93,798)	$ 1,356,001	$ (26,078)	$ 15,122,686	$ (119,876)
	2003					
U.S. government and federal agency	$ 4,955,895	$ (78,782)	$ --	$ --	$ 4,955,895	$ (78,782)
Mortgage-backed	2,272,121	(9,443)	--	--	2,272,121	(9,443)
State and municipal	2,485,237	(32,639)	--	--	2,485,237	(32,639)
Total temporarily impaired	$ 9,713,253	$ (120,864)	$ --	$ --	$ 9,713,253	$ (120,864)

Unrealized losses on bonds have not been recognized into income because the issuers bonds are of high credit quality, management has the intent and ability to hold for the foreseeable future, and the decline in fair value is largely due to changes in market interest rates. The fair value is expected to recover as the bonds approach their maturity date.

(Continued)

NOTE 3 - LOANS

Year-end loans were as follows.

	2004	2003
Commercial	$ 10,888,028	$ 10,000,448
Installment	20,844,232	23,147,507
Residential and non-commercial real estate	38,797,724	27,782,280
Commercial real estate	18,227,011	13,972,646
Credit card	738,878	777,901
Other	23,392	32,586
	89,519,265	75,713,368
Net deferred loan costs	357,457	488,569
Allowance for loan losses	(961,404)	(844,174)
	$ 88,915,318	$ 75,357,763

Activity in the allowance for loan losses was as follows.

	2004	2003
Beginning balance	$ 844,174	$ 793,318
Loans charged-off	(366,270)	(470,679)
Recoveries of previous charge-offs	80,400	109,535
Provision for loan losses	403,100	412,000
Ending balance	$ 961,404	$ 844,174

Impaired loans were as follows.

	2004	2003
Year-end balance of impaired loans with allocated allowance	$ --	--
Amount of allowance allocated at year-end	--	--
Average balance of impaired loans	--	312,650
Interest income recognized during impairment	--	38,455
Cash-basis interest income recognized	--	38,455

Nonperforming loans were as follows.

	2004	2003
Loans past due over 90 days still on accrual	$ 344,874	$ 248,580
Loans on nonaccrual	340,045	483,314

Nonperforming loans include both smaller balance homogeneous loans that are collectively evaluated for impairment and individually classified impaired loans.

(Continued)

NOTE 4 - PREMISES AND EQUIPMENT

Year-end premises and equipment were as follows.

	2004	2003
Land	$ 115,875	$ 115,875
Building and improvements	1,950,328	1,318,304
Furniture, fixtures and equipment	1,646,624	1,184,832
Leasehold improvements	59,295	59,295
Total cost	3,772,122	2,678,306
Less accumulated depreciation	(1,195,525)	(957,744)
	$ 2,576,597	$ 1,720,562

The Bank's branch facility is leased under an operating lease. The lease term is for twenty years and expires in December of 2016. In December of the fifth (2001), tenth (2006) and fifteenth (2011) years of the lease, the rent shall be adjusted by 50% of the cumulative increase in the Consumer Price Index over the previous five years with a minimum of 5% increase and a maximum of 10% increase for any one five-year period. Total rental expense was $41,073 in 2004 and in 2003. Minimum rental commitments under this noncancelable operating lease will remain at $41,073 annually through 2006, will be $43,127 for 2007, 2008 and 2009, and will total $312,666 thereafter. This will result in future minimum lease payments of $524,193.

NOTE 5 - DEPOSITS

Year-end interest-bearing deposits were as follows.

	2004	2003
Demand and money market	$ 24,956,871	$ 23,468,514
Savings	15,101,460	15,223,147
Time:		
In denominations under $100,000	27,004,224	27,820,914
In denominations of $100,000 or more	19,800,653	12,073,842
Total interest-bearing deposits	$ 86,863,208	$ 78,586,417

Scheduled maturities of time deposits were as follows.

1 year or less	$ 26,264,128	$ 15,700,622
1 through 2 years	6,864,705	9,830,483
2 through 3 years	7,074,417	2,252,224
3 through 4 years	5,559,986	6,503,940
4 through 5 years	959,579	5,563,894
Greater than 5 years	82,062	43,593
	$ 46,804,877	$ 39,894,756

Occasionally, in order to meet liquidity or asset/liability needs, the Bank will accept time deposits from out-of-market investors. These time deposits totaled $6,828,000 and $3,053,000 at year-end 2004 and 2003.

(Continued)

NOTE 6 - BORROWINGS

Federal funds purchased and borrowings from the Federal Home Loan Bank of Cincinnati are financing arrangements used by the Corporation. Information concerning borrowings was as follows.

	2004	2003
Maximum month-end balance during the year	$ 13,487,000	$ 12,268,000
Average balance during the year	11,654,000	9,231,000
Average interest rate during the year	3.31%	3.82%
Average interest rate at year-end	3.31%	3.49%

Federal Home Loan Bank ("FHLB") borrowings at year-end 2004 and 2003 were as follows.

	2004	2003
Convertible advance, 4.60%, due January 24, 2011	$ 1,000,000	$ 1,000,000
Mortgage-matched advance, 5.91%, maturity July 1, 2011	46,300	183,503
Constant monthly payment advances with fixed rates between 3.78% and 4.43%, final maturities ranging from May, 2007 through January, 2009	2,241,020	1,036,094
Regular fixed rate advances with rates between 1.85% and 4.90% and maturities through September, 2006	10,200,000	8,800,000
	$ 13,487,320	$ 11,019,597

The interest rate on the convertible advance is convertible to a variable rate at the option of the FHLB. If the convertible option is exercised, the advance may be prepaid without penalty. The mortgage-matched advance requires monthly principal and interest payments.

Maturities of FHLB borrowings for the next five years and thereafter were:

Year ended December 31,	
2005	$ 6,268,379
2006	5,296,194
2007	499,140
2008	403,675
2009	7,622
Thereafter	1,012,310
	$ 13,487,320

The advances were collateralized by $18,208,000 and $14,876,000 of first lien mortgage loans under a blanket lien arrangement as well as the Bank's FHLB stock at year-end 2004 and 2003. As of December 31, 2004, the Bank has approximately $2,600,000 still available for future advances based upon eligible mortgage loans.

(Continued)

NOTE 7 – SUBORDINATED DEBENTURES

In February 2004, Ohio State Bancshares, Inc. ("Corporation") formed a special purpose entity, Ohio State Bancshares Capital Trust I ("Trust"). The sole purpose of the Trust was to issue $3,000,000 of variable-rate trust preferred securities as part of a pooled offering of such securities. The Trust then delivered the proceeds to the Corporation in exchange for subordinated debentures with the same provisions and payment terms as the issued trust preferred securities. In accordance with accounting principles generally accepted in the U.S., the Trust is not consolidated in the financial statements of the Corporation. However, the trust will have no operating activities or cash flows outside of the trust preferred securities.

The subordinated debentures have the following terms:

Maturity:	April 23, 2034
Coupon Payment:	Quarterly at 285 basis points over the 3-month LIBOR rate
Call Options:	Callable quarterly by the Corporation starting April 2009 at par. May be called prior to 2009, at par, if a material change in tax treatment or the Federal Reserve capital requirements occurs.
Put Options:	None

NOTE 8 - EMPLOYEE BENEFITS

The Corporation provides a defined contribution plan that covers substantially all employees. Eligible employees may contribute any percentage of their pre-tax compensation subject to maximum statutory limitations. The Corporation matches 100% of all employee contributions up to 4% of the participant's base compensation. In addition, the Corporation may make an additional discretionary contribution allocated to all eligible participants based on compensation. Expense was $38,959 and $35,897 for the years ended December 31, 2004 and 2003 related to the profit sharing plan.

The Corporation also provides a supplemental defined benefit plan for the current CEO and two former officers. Due to the complexity and volatility of expenses related to the original plans, all three of the supplemental plans were changed in 2004. The new plan calls for fixed payments of between $75,000 and $80,000 to be made to the current CEO upon reaching the age of 65 through his life or his spouse's, whichever is longer. The two former officers will receive fixed death benefits of $80,000 and $113,000. The original plans were based upon performance of life insurance contracts in excess of the Bank's cost of funds. The Corporation maintains the present day value of these expected future cash flows as an accrued payable in other liabilities. The balance of these accrued liabilities and year end 2004 and 2003 was $828,000 and $365,000. Expenses for these plans were $503,055 and $217,750 for the years ended December 31, 2004 and 2003.

(Continued)

NOTE 9 - INCOME TAXES

Income tax expense was as follows.

	2004	2003
Current	$ 391,455	$ 365,472
Deferred	(226,539)	(99,136)
	$ 164,916	$ 266,336

Effective tax rates differ from federal statutory rates applied to financial statement income due to the following.

	2004	2003
Federal statutory rate times pretax income at 34%	$ 271,840	$ 381,780
Effect of:		
Tax exempt interest	(90,332)	(98,644)
Cash surrender value increase of bank owned life insurance	(18,474)	(18,570)
Other, net	1,882	1,770
Total	$ 164,916	$ 266,336
Effective tax rate %	20.6%	23.7%

Year-end deferred tax assets and liabilities relate to the following items.

	2004	2003
Deferred tax assets		
Allowance for loan losses	$ 186,913	$ 162,348
Deferred compensation	281,434	124,175
Deferred loan fees	30,304	16,350
Total deferred tax assets	498,651	302,873
Deferred tax liabilities		
Depreciation	(142,152)	(125,065)
Accrual to cash conversion	(76,986)	(153,972)
FHLB stock dividend	(50,184)	(43,588)
Unrealized gain on securities available for sale	(47,939)	(109,668)
Prepaid expenses	(37,328)	--
Security accretion	(2,492)	(17,278)
Total deferred tax liabilities	(357,081)	(449,571)
Net deferred tax asset (liability)	$ 141,570	$ (146,698)

(Continued)

NOTE 10 - RELATED PARTIES

Loans to principal officers, directors, and their affiliates in 2004 were as follows.

Beginning balance	$ 1,219,853
New loans	42,185
Repayments	(1,091,907)
Ending balance	$ 170,131

Deposits from principal officers, directors, and their affiliates at year-end 2004 and 2003 were $8,168,000 and $7,066,000.

NOTE 11 – LOAN COMMITMENTS AND OTHER RELATED ACTIVITIES

Some financial instruments, such as loan commitments, credit lines, letters of credit, and overdraft protection, are issued to meet customer financing needs. These are agreements to provide credit or to support the credit of others, as long as conditions established in the contract are met, and usually have expiration dates. Commitments may expire without being used. Off-balance-sheet risk of credit loss exists up to the face amount of these instruments, although material losses are not anticipated. The same credit policies are used to make such commitments as are used for loans, including obtaining collateral at exercise of the commitment.

Commitments to extend credit, primarily in the form of undisbursed portions of approved lines of credit, are principally variable rate commitments. The interest rates on these commitments ranged from 4.00% to 12.00% at year-end 2004 and 3.00% to 12.00% at year-end 2003. Outstanding commitments for credit cards had interest rates ranging from 11.25% to 15.90% at year-end 2004 and 10.00% to 15.90% at year-end 2003.

Year-end contractual amounts of financial instruments with off-balance-sheet risk were as follows.

	2004	2003
Commitments to extend credit	$ 5,878,000	$ 5,385,000
Credit card arrangements	1,748,000	1,708,000
Overdraft protection	846,000	842,000
Letters of credit	122,000	--

(Continued)

NOTE 12 - FAIR VALUES OF FINANCIAL INSTRUMENTS

The carrying amount and estimated fair values of financial instruments at year-end were as follows.

	2004		2003	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets				
Cash and cash equivalents	$ 4,499,984	$ 4,499,984	$ 3,795,290	$ 3,795,290
Interest-earning deposits	--	--	486,447	500,802
Securities available for sale	25,982,066	25,982,066	27,019,911	27,019,911
Loans, net	88,915,318	89,802,033	75,357,763	77,149,137
Accrued interest receivable	565,921	565,921	523,737	523,737
Financial liabilities				
Demand and savings deposits	(49,318,906)	(49,318,906)	(47,112,296)	(47,112,296)
Time deposits	(46,804,877)	(47,400,544)	(39,894,756)	(41,043,773)
Federal funds purchased	--	--	(1,248,000)	(1,248,000)
Other borrowings	(13,487,320)	(13,452,257)	(11,019,597)	(11,205,378)
Subordinated debentures	(3,000,000)	(3,019,300)	--	--
Accrued interest payable	(168,029)	(168,029)	(121,517)	(121,517)

The estimated fair value approximates the carrying amount for all items except those described below. Estimated fair value for securities is based on quoted market values for the individual securities or for equivalent securities. For fixed rate loans or deposits and for variable rate loans or deposits with infrequent repricing or repricing limits, fair value is based on discounted cash flows using current market rates applied to the estimated life and credit risk. The fair value of other borrowings and subordinated debentures is based upon current rates for similar financing. The fair value of off-balance-sheet items is based on the current fees or cost that would be charged to enter into or terminate such arrangements and is considered nominal.

(Continued)

NOTE 13 - CAPITAL REQUIREMENTS, RESTRICTIONS ON RETAINED EARNINGS AND REGULATORY MATTERS

The Bank is subject to regulatory capital requirements administered by federal banking agencies. Capital adequacy guidelines and prompt corrective action regulations involve quantitative measures of assets, liabilities and certain off-balance-sheet items calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgments by regulators. Failure to meet capital requirements can initiate regulatory action.

Prompt corrective action regulations provide five classifications: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized, although these terms are not used to represent overall financial condition. If adequately capitalized, regulatory approval is required to accept brokered deposits. If undercapitalized, capital distributions are limited, as is asset growth and expansion, and capital restoration plans are required.

At year-end 2004 and 2003, the Bank was categorized as well capitalized. No conditions or events have occurred subsequent to the latest notification by regulators that management believes would have changed the Bank's category. Actual capital levels for the Bank and minimum required were as follows.

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Regulations	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
			(Dollars in thousands)			
2004						
Total capital (to risk weighted assets)	$ 11,814	13.1%	$ 7,219	8.0%	$ 9,024	10.0%
Tier 1 capital (to risk weighted assets)	10,853	12.0	3,610	4.0	5,414	6.0
Tier 1 capital (to average assets)	10,853	8.8	4,910	4.0	6,137	5.0
2003						
Total capital (to risk weighted assets)	$ 9,308	11.8%	$ 6,288	8.0%	$ 7,859	10.0%
Tier 1 capital (to risk weighted assets)	8,464	10.8	3,144	4.0	4,716	6.0
Tier 1 capital (to average assets)	8,464	7.6	4,451	4.0	5,563	5.0

OSB's primary source of funds to pay dividends with is from cash balances at OSB and dividends received from the Bank. The payment of dividends by the Bank to OSB is subject to restrictions by its regulatory agency. These restrictions generally limit dividends to current and prior two years retained earnings as defined by the regulations. In addition, dividends may not reduce capital levels below the minimum regulatory requirements. Under the most restrictive dividend limitations described, approximately $2,727,000 is available to pay dividends to OSB.

(Continued)

NOTE 14 - OTHER COMPREHENSIVE INCOME (LOSS)

Other comprehensive income (loss) components and related taxes were as follows.

	2004	2003
Unrealized holding gains (losses) on available-for-sale securities	$ (149,439)	$ (59,647)
Cumulative effect adjustment for securities transferred from held-to-maturity to available-for-sale	--	79,475
Reclassification adjustments for gains later recognized in income	(32,117)	(116,012)
Net unrealized gains (losses)	(181,556)	(96,184)
Tax effect	61,729	32,702
Other comprehensive income (loss)	$ (119,827)	$ (63,482)

NOTE 15 - PARENT COMPANY CONDENSED FINANCIAL STATEMENTS

Condensed parent company only financial statements for OSB follows.

CONDENSED BALANCE SHEETS
December 31, 2004 and 2003

	2004	2003
Assets		
Cash and cash equivalents	$ 3,098,476	$ 2,106,538
Investment in bank subsidiary	10,946,275	8,677,436
Investment in Ohio State Bancshares Capital Trust I	73,500	--
Other assets	132,810	76,176
Total assets	$ 14,251,061	$ 10,860,150
Liabilities and shareholders' equity		
Subordinated debentures	$ 3,000,000	$ --
Accrued interest payable	28,125	--
Shareholders' equity	11,222,936	10,860,150
Total liabilities and shareholder's equity	$ 14,251,061	$ 10,860,150

(Continued)

NOTE 15 - PARENT COMPANY CONDENSED FINANCIAL STATEMENTS (Continued)

CONDENSED STATEMENTS OF INCOME
AND COMPREHENSIVE INCOME
Years ended December 31, 2004 and 2003

	2004	2003
Interest expense	$ 117,340	$ --
Professional fees	26,904	11,913
Fees paid to The Marion Bank	44,400	44,400
Loss on investment in Ohio State Bancshares Capital Trust I	16,500	--
Other expenses	5,543	7,110
Total expenses	210,687	63,423
Income (loss) before income tax and undistributed subsidiary income	(210,687)	(63,423)
Income tax benefit	56,634	21,564
Equity in undistributed subsidiary income	788,666	898,405
Net income	634,613	856,546
Other comprehensive income	(119,827)	(63,482)
Total comprehensive income	$ 514,786	$ 793,064

CONDENSED STATEMENTS OF CASH FLOWS
Years ended December 31, 2004 and 2003

	2004	2003
Cash flows from operating activities		
Net income	$ 634,613	$ 856,546
Adjustments:		
Equity in undistributed subsidiary income	(788,666)	(898,405)
Loss on investment in Ohio State Bancshares Capital Trust I	16,500	--
Change in other assets	(56,634)	(21,564)
Change in accrued interest payable	28,125	--
Net cash from operating activities	(166,062)	(63,423)
Cash flows from investing activities		
Investment in Ohio State Bancshares Capital Trust I	(90,000)	--
Capital contributions to subsidiary	(1,600,000)	--
Net cash from investing activities	(1,690,000)	--
Cash flows from financing activities		
Proceeds from issuance of subordinated debentures	3,000,000	--
Dividends paid	(152,000)	(152,000)
Net cash from financing activities	2,848,000	(152,000)
Net change in cash and cash equivalents	991,938	(215,423)
Beginning cash and cash equivalents	2,106,538	2,321,961
Ending cash and cash equivalents	$ 3,098,476	$ 2,106,538

(Continued)

NOTE 16 – SUBSEQUENT EVENT (UNAUDITED)

On January 18, 2005, the Corporation completed its previously announced branch acquisitions from First Citizens Banc Corp. of Sandusky, Ohio. The Corporation assumed two branch facilities and certain loans and deposits. All assets and liabilities were recorded at their fair market value at the time of the acquisition with any excess purchase costs allocated to certain intangible assets. The two new branch locations were combined with the existing branches of the Bank and will together provide banking services with the name The Ohio State Bank. This acquisition has added approximately $19,000,000 in total assets to the Corporation with assets totaling $145,000,000 as of January 31, 2005. Below are some of the details of the transaction. Since some assets and liabilities can be put back to First Citizens Banc Corp. under certain conditions, these figures could change.

ASSETS ACQUIRED	
Cash	$ 11,568,000
Loans	6,275,000
Land and branch facilities	253,000
Accrued interest receivable	26,000
Personal property and other assets	21,000
Intangible assets	804,000
Total assets acquired	$ 18,947,000
LIABILITIES ACQUIRED	
Demand and savings deposits	$ 7,458,000
Time deposits	11,462,000
Accrued interest payable	24,000
Other liabilities	3,000
Total liabilities acquired	$ 18,947,000

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

In the following pages, management presents an analysis of Ohio State Bancshares, Inc.'s financial condition and results of operations as of and for the year ended December 31, 2004 as compared to the prior year. This discussion is designed to provide shareholders with a more comprehensive review of the operating results and financial position than could be obtained from an examination of the consolidated financial statements alone. This analysis should be read in conjunction with the consolidated financial statements and related footnotes and the selected financial data included elsewhere in this report.

When used in this discussion or future filings by the Corporation with the Securities and Exchange Commission, in the Corporation's press releases or other public or shareholder communications, or in oral statements made with the approval of an authorized executive officer, the words or phrases "will likely result," "are expected to," "will continue," "is anticipated," "estimate," "project," "believe," or similar expressions are intended to identify "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. The Corporation wishes to caution readers not to place undue reliance on any such forward-looking statements, which speak only as of the date made, and to advise readers that various factors, including regional and national economic conditions, changes in levels of market interest rates, credit risks of lending activities and competitive and regulatory factors, could affect the Corporation's financial performance and could cause the Corporation's actual results for future periods to differ materially from those anticipated or projected. The Corporation does not undertake, and specifically disclaims, any obligation to publicly release the result of any revisions, which may be made to any forward-looking statements to reflect occurrence of anticipated or unanticipated events or circumstances after the date of such statements.

The Corporation is not aware of any trends, events or uncertainties that will have or are reasonably likely to have a material effect on the liquidity, capital resources or operations except as discussed herein.

CRITICAL ACCOUNTING ESTIMATES

Allowance for loan losses: The allowance for loan losses is a valuation allowance, determined by management, which represents probable incurred credit losses in the loan portfolio. A detailed description on how the Corporation accounts for this valuation allowance and related data is provided in Note 1 and Note 3 of the consolidated financial statements and further in this discussion under the heading *Allowance and Provision for Loan Losses*. Unexpected fluctuations in local unemployment rates, consumer bankruptcies, and the amount of past due loans can have a significant impact on this accounting estimate.

Deferred Compensation: The Corporation provides a supplemental defined benefit plan for the current CEO and two former officers. All three plans call for fixed payments but the timing and number of payments will depend on actual mortality. The Corporation carries the present value of these deferred payments as a liability. The balance of this was $828,000 at year-end 2004 and is combined with other liabilities on the consolidated balance sheet. The amount of annual expense related to fund the deferred liability depends on management's estimates of appropriate discount rate and expected lives of individuals covered. See Note 8 of the consolidated financial statements and further in this discussion under the heading *Noninterest Expense* for further information regarding these plans.

(Continued)

RESULTS OF OPERATIONS

Net income for the Corporation was $635,000 in 2004, or $222,000 less than the $857,000 earned in 2003. The primary reasons for the decrease in earnings for 2004 was due to increases in noninterest expense of $685,000, partially offset by increases in net interest income of $394,000 and the related decrease in income tax expense of $101,000. A detailed discussion of the components of net interest income, provision for loan losses, and noninterest income and expenses is provided in the following sections.

NET INTEREST INCOME

Net interest income is the amount of interest earned on loans, securities, and other investments that exceeds the interest cost of deposits and other borrowings. Net interest income is affected by the volume and composition of earning assets and interest-bearing liabilities, as well as indirectly affected by noninterest-bearing liabilities and shareholders' equity totals. Additionally, the market level of interest rates and the resultant competitive rate decisions made by management can impact net interest income. Interest rates charged on loans are affected principally by the demand for such loans, the supply of money available for lending purposes and competitive factors. These factors are, in turn, affected by general economic conditions and other factors beyond the Corporation's control, such as federal economic policies, the general supply of money in the economy, legislative tax policies, governmental budgetary matters and the actions of the Board of Governors of the Federal Reserve System.

Net interest income increased $394,000 from 2003 to 2004. The increase was the result of higher average balances of interest-earning assets, a 9.20% increase, and a larger percentage of these assets being made up of loans which mitigated the overall decline in the average interest-earning asset yield. The net interest margin, which is net interest income divided by average earning assets, was 4.09% for both 2003 and 2004.

Total interest income increased $459,000, or 7.40%, and was the result of strong loan growth. The average yield on loans in 2004 was 6.90%, a drop of 53 basis points from the previous year. However, average loans grew 21.49% in 2004 which allowed the Corporation to be less dependent on alternative interest-earning assets like overnight deposits and short-term fixed income products. These alternative investments had yields well below 2% in 2004.

Total interest expense increased $65,000, or 3.02%, in 2004. Average interest-bearing liabilities increased 10.08% in 2004 but were mostly offset by a 16 basis point drop in the average rate paid on these liabilities. Management does not believe that the average rate on interest-bearing liabilities is likely to fall much more. The average rate on the Corporation's interest-bearing liabilities is mostly impacted by competition on time deposit rates of two years or less and the federal funds target rate. With recent actions taken by the Federal Reserve to raise the federal funds target rate, the average rate paid on interest-bearing liabilities is expected to increase in the near term. For more information on the projected impact of a rising interest rate environment on the Corporation's net interest income, see the section labeled *Asset/Liability Management* further in this discussion.

The following tables further illustrate the impact on net interest income from changes in average balances and yields of the Corporation's assets and liabilities.

(Continued)

Average Balance Sheets and Analysis of Net Interest Income for the Years Ended December 31,
(in thousands except percentages)

	2004			2003		
	Average Balance	Average Yield or Rate Paid	Interest Earned or Paid	Average Balance	Average Yield or Rate Paid	Interest Earned or Paid
ASSETS:						
Interest-Earning Assets:						
Federal funds sold	$ 2,583	1.11%	$ 29	$ 2,279	1.07%	$ 25
Interest-earning deposits	1,300	1.85	24	2,831	1.60	45
Taxable securities	18,577	3.70	687	22,608	3.62	817
Nontaxable securities	7,297	5.23	382	7,092	5.96	423
Loans	81,591	6.90	5,629	67,157	7.43	4,992
Total Interest-Earning Assets	111,348	6.06	6,751	101,967	6.18	6,302
Noninterest-Earning Assets:						
Cash and due from financial institutions	3,062			3,004		
Premises and equipment, net	2,243			1,481		
Accrued interest and other assets	2,858			2,159		
Unrealized gains on securities	163			252		
Less: Allowance for loan losses	(891)			(836)		
Total Noninterest-Earning Assets	7,435			6,060		
TOTAL ASSETS	$ 118,783			$ 108,027		
LIABILITIES AND SHAREHOLDERS' EQUITY:						
Interest-Bearing Liabilities:						
Demand deposits	$ 24,864	0.78	194	$ 24,886	0.97	243
Savings deposits	15,403	0.96	148	14,638	0.99	144
Time deposits	43,095	3.14	1,353	39,867	3.50	1,393
Other borrowings	11,654	3.31	386	9,231	3.82	353
Subordinated debentures	2,538	4.62	117	--		--
Total Interest-Bearing Liabilities	97,554	2.25	2,198	88,622	2.41	2,133
Noninterest-Bearing Liabilities:						
Demand deposits	9,133			8,351		
Accrued interest payable and other liabilities	1,094			537		
Total Noninterest-Bearing Liabilities	10,227			8,888		
TOTAL LIABILITIES	107,781			97,510		
TOTAL SHAREHOLDERS' EQUITY	11,002			10,517		
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 118,783			$ 108,027		
NET INTEREST INCOME			$ 4,553			$ 4,169
NET INTEREST SPREAD		3.81%			3.77%	
NET YIELD ON INTEREST EARNING ASSETS		4.09%			4.09%	

(Continued)

Yields and amounts earned on loans include late fees and loan origination fees and costs. For the year ended December 31, 2004, there were net fees of $30,000, and for the year ended December 31, 2003, there were net costs of $2,000. Nonaccruing loans are included in the daily average loan amounts outstanding. Yields on nontaxable securities have been computed on a fully tax equivalent basis using a 34% tax rate. The average balance for securities represents the amortized cost value of securities. The net yield on interest-earning assets was computed by dividing net interest income by total interest-earning assets without the market value adjustment related to available-for-sale securities.

The following table presents the changes in the Corporation's interest income and interest expense resulting from changes in interest rates and changes in the volume of interest-earning assets and interest-bearing liabilities. Changes attributable to both rate and volume, which cannot be segregated, have been allocated in proportion to the changes due to rate and volume.

INTEREST RATES AND INTEREST DIFFERENTIAL

	2004 Compared to 2003 Increase/(Decrease)			2003 Compared to 2002 Increase/(Decrease)		
	(In thousands)					
	Total Change	Change due to Volume	Change due to Rate	Total Change	Change due to Volume	Change due to Rate
Federal funds sold	$ 4	$ 3	$ 1	$ (4)	$ 7	$ (11)
Interest-earning deposits	(21)	(27)	6	2	19	(17)
Taxable securities	(130)	(149)	19	(254)	49	(303)
Nontaxable securities (1)	(41)	12	(53)	88	120	(32)
Loans (2)	637	1,015	(378)	22	547	(525)
Total interest income	449	854	(405)	(146)	742	(888)
Demand deposits	(49)	--	(49)	(141)	20	(161)
Savings deposits	4	7	(3)	(62)	6	(68)
Time deposits	(40)	108	(148)	(92)	133	(225)
Other borrowings	33	84	(51)	106	115	(9)
Subordinated debentures	117	117	--	--	--	--
Total interest expense	65	316	(251)	(189)	274	(463)
Net interest income	$ 384	$ 538	$ (154)	$ 43	$ 468	$ (425)

(1) Nontaxable income is adjusted to a fully tax equivalent basis using a 34% tax rate.

(2) Nonaccrual loan balances are included for purposes of computing the rate and volume effects although interest on these balances has been excluded.

(Continued)

ALLOWANCE AND PROVISION FOR LOAN LOSSES

The Corporation maintains an allowance for loan losses that management considers adequate to provide for probable incurred credit losses in the loan portfolio. A grading system is utilized for the commercial loan portfolio. The Loan Review Committee of the Board reviews the status of all credit relationships of at least $350,000, and loans past due more than sixty days and at least $70,000, and assigns or reassigns grades based on a mathematical grading system. The grades indicate the risk level of the loans to the Corporation and loss allowances are, in part, established from this analysis. Management analyzes loans on an individual basis and classifies a loan as impaired when an analysis of the borrower's operating results and financial condition indicates that underlying cash flows are not adequate to meet the debt service requirements. Often this is associated with a delay or shortfall in payments of 60 days or more. Smaller-balance homogeneous loans are evaluated for impairment in total. Such loans include residential first mortgage loans secured by one- to four-family residences, residential construction loans, consumer automobile, home equity and credit card loans with balances less than $100,000. The Corporation evaluates the remaining loan portfolio and establishes loss allowances based on historical loan loss data, which the Corporation has been accumulating since its inception, as well as probable credit losses. At year-end 2004, the allowance had a balance of $961,000, or 1.07% of total loans, compared to $844,000, or 1.11% of total loans, at year-end 2003. The provision for loan losses was $403,000 for the year ended December 31, 2004, compared to $412,000 for the year ended December 31, 2003. Even though the allowance balance increased in 2004, the provision for loan losses and the allowance as a percentage of total loans decreased due to a greater diversification in the loan portfolio and fewer charge-offs and nonperforming loans.

The following table sets forth the amount of loans that were on nonaccrual status, were past due 90 days or more (in payment of interest or principal), or were impaired.

	Nonaccrual, Past Due and Impaired Loans at December 31,	
	2004	2003
	(In thousands)	
Nonaccrual loans not included in impaired loans	$ 340	$ 483
Loans past due 90 days or more, excluding nonaccrual and impaired loans	345	249
Impaired loans	--	--
Total	$ 685	$ 732

The Corporation's policy for placing loans on nonaccrual status is that the Corporation will not accrue interest income on loans that are contractually past due as to principal or interest by 90 days, unless collection is reasonably assured. Management has put installment loans on nonaccrual if informed of any bankruptcy activity by the borrower. This action has placed many loans on nonaccrual status that were still performing as agreed. This policy is conservative in identifying potential problem loans.

Watchlist loans include the majority of loans 90 days or more delinquent, all commercial loans with an internal loan grade of substandard or less, and all nonaccrual loans. Additionally, loan officers may request a loan be added to the watchlist if they suspect repayment problems may arise and feel the need for frequent reviews. Watchlist loans that were not reported above as nonaccrual, delinquent or impaired had balances at December 31, 2004 of $525,000 and $836,000 at December 31, 2003.

(Continued)

The following table shows activity in the allowance for loan losses and pertinent ratios during the years indicated.

	2004	2003
	(in thousands)	
Allowance for loan losses:		
Balance at beginning of period	$ 844	$ 793
Loans charged-off:		
Commercial	(32)	(54)
Real estate	(21)	(17)
Credit card	(31)	(29)
Installment	(282)	(371)
Total loans charged-off:	(366)	(471)
Recoveries of loans previously charged-off:		
Commercial	2	--
Real estate	5	--
Credit card	--	3
Installment	73	107
Total loan recoveries	80	110
Net loans charged-off	(286)	(361)
Provision for loan losses	403	412
Balance at end of period	$ 961	$ 844

Ratios:	2004	2003
Net loans charged-off to average loans	0.35%	0.54%
Net loans charged-off to total loans at end of period	0.32	0.47
Allowance for loan losses to average loans	1.18	1.26
Allowance for loan losses to total loans at end of period	1.07	1.11
Net loans charged-off to allowance for loan losses at end of period	29.73	42.78
Net loans charged-off to provision for loan losses	70.92	87.66
Allowance for loan losses to nonperforming loans (1)	140.37	115.34

(1) Nonperforming loans consist of nonaccrual loans, loans past due 90 days or more and still accruing interest, and impaired loans.

The following schedule is a breakdown of the allowance for loan losses allocated by type of loan.

	Allowance Amount	Percentage of Loans in Each Category to Total Loans	Allowance Amount	Percentage of Loans in Each Category to Total Loans
	December 31, 2004		December 31, 2003	
Commercial	$ 51,382	12.16%	$ 63,600	13.21%
Real Estate	222,857	63.70	44,583	55.15
Installment	497,144	23.28	515,910	30.57
Credit Cards	42,689	0.83	40,216	1.03
Other	--	0.03	--	0.04
Unallocated	147,332	N/A	179,865	N/A
Total	$ 961,404	100.00%	$ 844,174	100.00%

(Continued)

NONINTEREST INCOME

Noninterest income decreased from $783,000 in 2003 to $742,000 in 2004, a $41,000, or 5.21% decrease. The decrease was due to gains on sales of securities which decreased $84,000 in 2004. Since loan growth outpaced funding growth in 2003 and 2004, it was necessary to take excess liquidity from the investment portfolio. The types of bonds sold along with the general interest rate environment allowed for larger gains in 2003 than in 2004. The increase in the other components of noninterest income was the result of normal growth and an increase in overdraft fees.

NONINTEREST EXPENSE

Noninterest expense increased $685,000, or 20.68%, in 2004 as compared to the previous year. The two largest fluctuations came from salaries and employee benefits and professional fees.

Salaries and employee benefits increased by $547,000, or 31.95%. Approximately $328,000 of the increase in this category came from employee benefits, including supplemental retirement and group medical benefits, and $219,000 of the increase came from salaries. Salaries were up due to the addition of middle management positions and normal pay raises. $285,000 of the employee benefits increase was due to changes made to the supplemental retirement plan. In previous periods, the current CEO and two former officers were to receive supplemental retirement benefits based on the performance of life insurance contracts purchased by the Corporation. Expenses relating to the former plan could fluctuate dramatically because they were based on several assumptions. As a result, the Corporation elected to offer cash settlements with the former officers and enter into a new plan with the CEO that provides fixed retirement benefits. Future compensation expense under the revised agreements is expected to be much lower than under the original agreements. Total expenses related to these supplemental retirement plans were $503,000 in 2004 and are expected to drop to approximately $55,000 in 2005.

Professional fees, which include services like audit, accounting, legal, and professional consulting, increased $97,000, or 81.37%. This was due to an amendment to the Corporations' Code of Regulations, fees relating to growth strategies currently being implemented, and higher compliance consulting fees.

Other fluctuations in noninterest expense occurred in occupancy and equipment, loan collection costs, credit card processing, and other noninterest expenses. Occupancy and equipment increased due to a main office renovation and increased investment in new technology. Loan collection costs decreased due to a fixed pricing arrangement with outside legal and being more selective on collection procedures. Credit card processing decreased due to the outsourcing of merchant credit card services for commercial deposit customers. Other noninterest expenses were up due to normal growth.

FINANCIAL CONDITION

TOTAL ASSETS

Total assets grew from $110,862,000 on December 31, 2003 to $125,012,000 on December 31, 2004, a 12.76% increase. Most of the growth came from a $13,557,000, or 17.99% increase in loans. This growth was funded by a net increase in deposits, federal funds purchased, borrowings, and subordinated debentures of $13,336,000, or 13.43%.

(Continued)

LOANS

Total net loans increased 17.99% from $75,358,000 on December 31, 2003 to $88,915,000 on December 31, 2004. Below is a summary of the major loan categories along with their balance fluctuations.

	2004 Balance	2003 Balance	2004 $ Growth	2004 % Growth
Commercial	$ 10,888,000	$ 10,000,000	$ 888,000	8.88%
Installment	20,844,000	23,148,000	(2,304,000)	(9.95)
Residential and non-commercial real estate	38,798,000	27,782,000	11,016,000	39.65
Commercial real estate	18,227,000	13,973,000	4,254,000	30.45
Credit card and other	762,000	810,000	(48,000)	(5.95)

Commercial loans consist primarily of commercial lines of credit and operating loans usually secured by inventory and accounts receivable. The 2004 fluctuations were normal in nature and reflective of general market conditions.

Installment loans consist primarily of consumer auto loans. The 2004 decrease is a result of competitive forces like direct manufacturer financing.

Residential and non-commercial real estate loans consist primarily of loans that are directly secured by single and multi-family real estate. The 2004 increase is the continued result of a strong residential real estate market and the addition of a loan officer in June of 2003.

Commercial real estate loans consist primarily of loans secured by real estate for commercial purposes such as retail, manufacturing, storage, and farmland. The 2004 increase is the result of an addition of a loan officer in June of 2003 and the further expansion into Delaware County. Delaware County is an area that continues to see strong growth in residential and commercial real estate.

Credit card and other loans consist of Visa loans and other unsecured loans such as deposit overdraft lines of credit. The 2004 fluctuations were normal in nature and reflective of general market conditions.

(Continued)

With certain exceptions, the Bank is permitted under applicable law to make loans to individual borrowers in aggregate amounts of up to 15% of the Bank's total capital. As of December 31, 2004 and 2003, the legal lending limit for the Bank was approximately $1,768,000 and $1,406,000. The Bank would sell participations in its loans where necessary to stay within legal lending limits.

The following is a schedule of contractual maturities of fixed and variable rate loans, rounded to the nearest thousand, as of December 31, 2004.

(In thousands)

	One Year or Less	One Through Five Years	After Five Years	Total
Real Estate				
Fixed Rate	$ 1,327	$ 1,244	$ 2,098	$ 4,669
Variable Rate	6,229	6,320	39,807	52,356
Total Real Estate	7,556	7,564	41,905	57,025
Commercial				
Fixed Rate	275	2,825	--	3,100
Variable Rate	3,314	1,576	2,898	7,788
Total Commercial	3,589	4,401	2,898	10,888
Installment				
Fixed Rate	579	18,873	1,278	20,730
Variable Rate	5	109	--	114
Total Installment	584	18,982	1,278	20,844
Credit Cards				
Fixed Rate	--	--	--	--
Variable Rate	739	--	--	739
Total Credit Card	739	--	--	739
Other				
Fixed Rate	--	--	--	--
Variable Rate	23	--	--	23
Total Other	23	--	--	23
Total All Loans	$ 12,491	$ 30,947	$ 46,081	$ 89,519
Fixed Rate	$ 2,181	$ 22,942	$ 3,376	$ 28,499
Variable	10,310	8,005	42,705	61,020

(Continued)

SECURITIES

In order to maintain appropriate assets to meet the Corporation's liquidity needs, asset/liability management requirements, and as a general source of income, the Corporation purchases debt or fixed income securities. To aid in liquidity and risk management, all securities are classified as available for sale.

Total securities decreased $1,038,000, or 3.84%. The categories of securities at year-end 2004 were U.S. Treasury securities, U.S. government and federal agency securities, mortgage-backed securities, state and municipal securities, corporate, and other securities which represented 0.41%, 40.10%, 27.12%, 28.22%, 2.08%, and 2.07% of the total portfolio. The decrease in securities was due to sales and repayments of securities where excess cash was used to fund loan demand.

The following tables summarize the amounts and distribution of the Corporation's securities and the weighted average yields as of December 31, 2004 and 2003.

	2004			2003		
	Amortized Cost	Fair Value	Average Yield	Amortized Cost	Fair Value	Average Yield
			(Dollars in thousands)			
U.S. Treasury:						
Over 5 years through 10 years	$ 101	$ 107	4.88%	$ 101	$ 108	4.88%
Total U.S. Treasury	101	107	4.88	101	108	4.88
U.S. Government and Federal Agencies:						
Less than one year	399	397	2.35	254	263	5.60
Over 1 year through 5 years	7,456	7,444	3.67	5,194	5,243	3.85
Over 5 years through 10 years	2,601	2,578	4.45	3,238	3,187	4.94
Total U.S. Government and Federal Agencies	10,456	10,419	3.81	8,686	8,693	4.31
Corporate Debt Securities:						
Less than one year	--	--		809	814	3.29
Over 1 year through 5 years	543	540	3.37	557	558	3.37
Total Corporate Securities	543	540	3.37	1,366	1,372	3.32
State and Municipal						
Less than one year	403	402	1.84	200	200	1.25
Over 1 year through 5 years	1,091	1,097	2.64	899	946	4.27
Over 5 years through 10 years	3,069	3,140	3.75	3,137	3,210	3.75
Over 10 years	2,588	2,694	4.80	4,600	4,734	4.73
Total State and Municipal	7,151	7,333	3.87	8,836	9,090	4.26
Mortgage-Backed Securities	7,052	7,045	4.13	7,194	7,243	3.82
Other Securities	538	538	4.09	514	514	4.36
Total Securities	$ 25,841	$ 25,982	3.77%	$ 26,697	$ 27,020	4.11%

(Continued)

The weighted average interest rates are based on coupon rates for securities purchased at par value and on effective interest rates considering amortization or accretion if the securities were purchased at a premium or discount. The weighted average yield on tax-exempt obligations has not been determined on a tax equivalent basis. Other securities consist of Federal Home Loan Bank and Great Lakes Bankers' Bank stock that bear no stated maturities. All yields are based on amortized cost balances.

FUNDING

Deposits are the Corporation's primary source of funds. The Corporation can obtain additional funds when needed through the overnight purchase of federal funds or obtaining advances from the Federal Home Loan Bank. At times, when the Corporation has more funds than it needs for adequate liquidity, it increases investment in securities, sells federal funds to other financial institutions or places funds in short-term certificates of deposit with other financial institutions. The distribution of the Corporation's deposits and borrowings in terms of maturity and applicable interest rates is a primary determinant of the Corporation's cost of funds. Most accounts are not subject to interest rate limitations and, therefore, tend to reflect current market rates of interest available to depositors at a given time. At December 31, 2004, the aggregate amount of interest-bearing deposits and interest bearing borrowings was 85.36% of the total source of funds. The Corporation does not have any foreign deposits, nor does it have any material concentration of deposits.

Total deposits increased $9,117,000, a 10.48% increase. $5,342,000 of this growth came from traditional deposit products while the remaining $3,775,000 came from out-of-market investors, also referred to as brokered deposits. At December 31, 2004, these out-of-market deposits totaled $6,828,000 and had a weighted average rate of 2.52% and weighted average life of approximately 9 months. The need for funding beyond traditional deposits came from the continued growth in loans. For further information on deposit types and maturities of time deposits see Note 5 of the 2004 consolidated financial statements.

Other borrowings increased $2,467,000 from year-end 2003 to 2004. The additions to other borrowed money in 2004 were used to lengthen duration of total funding and to help fund the higher than normal loan growth. For more information to these borrowings see Note 6 of the 2004 consolidated financial statements.

SUBORDINATED DEBENTURES

In February 2004, the Corporation issued $3,000,000 of trust preferred securities through a special purpose entity formed and called Ohio Bancshares Capital Trust I. The purpose of this borrowing was not for liquidity but to support capital levels of future asset growth. Since federal banking agencies allow these types of securities to be counted towards minimum capital requirements, and the cost of these borrowings is traditionally well below the return on equity of the Corporation, the issuance of these will support future growth without diluting current shareholder value. For more information on the terms of the subordinated debentures and capital requirements see Notes 7 and 13 of the 2004 consolidated financial statements.

ASSET/LIABILITY MANAGEMENT

Asset/liability management includes gap measurement that determines, over various time periods, interest-earning assets and interest-bearing liabilities which are due to reprice at current market rates. A financial institution will have a negative interest rate sensitivity gap for a given period of time if the amount of its interest-bearing liabilities maturing or repricing within that period is greater than the total of the interest-earning assets maturing or repricing within the same period. When interest rates increase, financial institutions with a negative interest rate sensitivity

(Continued)

gap will be more likely to experience increases in the cost of their liabilities faster than the corresponding yields generated by their earning assets. Following the same concept, as interest rates decrease, the cost of funds of financial institutions with a negative interest-rate sensitivity gap usually will decrease more rapidly than the yields on the earning assets. As a general rule, the same changes in interest rates will usually have the opposite effect on financial institutions structured with a positive interest-rate sensitivity gap.

The following table presents the amounts of interest-earning assets and interest-bearing liabilities outstanding at December 31, 2004, which are scheduled to reprice or mature in each of the indicated time periods. Except as noted, the amount of assets and liabilities that reprice or mature during a particular period were calculated in relation to the actual contractual terms of the asset or liability. Because of this limitation, certain assets and liabilities depicted as maturing or repricing within a specific period may in fact mature or reprice at other times and at different volumes.

Interest Rate Sensitivity Gap as of December 31, 2004 (in thousands)

	0-3 Months	3-12 Months	One Through Five Years	Over Five Years	Total
Assets					
Loans (1)	$ 19,426	$ 9,857	$ 47,240	$ 12,996	$ 89,519
Securities (2)	2,018	1,551	15,323	7,090	25,982
Interest-earning deposits	1,192	--	--	--	1,192
Federal funds sold	435	--	--	--	435
Rate sensitive assets (RSA)	23,071	11,408	62,563	20,086	117,128
Liabilities					
Interest-bearing demand	24,957	--	--	--	24,957
Savings	15,101	--	--	--	15,101
Time deposits	5,918	20,346	20,459	82	46,805
Other borrowings	164	6,104	6,207	1,012	13,487
Subordinated debentures	3,000	--	--	--	3,000
Rate sensitive liabilities (RSL)	49,140	26,450	26,666	1,094	103,350
Period gap (3)	$ (26,069)	$ (15,042)	$ 35,897	$ 18,992	$ 13,778
Cumulative gap	$ (26,069)	$ (41,111)	$ (5,214)	$ 13,778	
Percentage of RSA	(22.26)%	(35.10)%	(4.45)%	11.76%	

(1) Loans are assumed to adjust based on their contractual terms, with no assumptions as to prepayments. Loans are presented gross and do not include net deferred loan costs and the allowance for loan losses.

(2) Securities are assumed to adjust based on their expected life. Maturities may be shortened due to early calls or faster prepayment speeds based on interest rates that existed at year-end. Securities also include Federal Home Loan Bank stock and Great Lakes Bankers' Bank stock that have no stated maturities and have been included in the over five years category.

(3) Gap is defined as rate sensitive assets less rate sensitive liabilities and may be expressed in dollars or as a percentage.

(Continued)

Another tool used for asset/liability management is interest rate shock simulation. These simulations attempt to measure the effect on the Corporation's net interest income that a parallel change in interest rates could have. The simulation is dependent on a significant amount of data related to the Corporation's interest-earning assets and interest-bearing liabilities portfolios and numerous assumptions. Since the assumptions used in this simulation are based on market projections and are continuously revised and updated, the results should not be relied upon as being indicative of actual results. Instead, the results are compared over a period of time and represent a general level of exposure of the Corporation to interest rate fluctuations. Below are the summary results of the potential change in net interest income as the result of a parallel change in interest rates up and down 100 and 200 basis points. Board approved asset/liability guidelines set a maximum percentage change of 5% and 10% for a 100 basis point and a 200 basis point shift in rates.

	Year-end 2004 Projections	% Change	Year-end 2003 Projections	% Change	Year-end 2002 Projections	% Change
1-year Net Interest Income						
+200 Basis points	$ 4,559,000	(5.7)%	$ 4,231,000	(6.0)%	$ 3,890,000	(7.0)%
+100 Basis points	4,701,000	(2.8)	4,366,000	(3.0)	4,095,000	(2.1)
Base case	4,836,000	0.0	4,501,000	0.0	4,181,000	0.0
-100 Basis points	4,917,000	1.7	4,604,000	2.3	4,225,000	1.0
-200 Basis points	4,922,000	1.8	4,603,000	2.3	4,344,000	3.9

CAPITAL RESOURCES

Shareholders' equity totaled $10,860,000 on December 31, 2003 compared to $11,223,000 on December 31, 2004. At December 31, 2003 and December 31, 2004, the ratio of shareholders' equity to assets was 9.80% and 8.98%.

Under "Prompt Corrective Action" regulations that impact the Bank, the FDIC has defined five categories of capitalization (well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized and critically under capitalized). The Bank meets the "well capitalized" definition which requires a total risk-based capital ratio of at least 10%, a Tier 1 risk-based ratio of at least 6%, and a leverage ratio of at least 5%. For further discussion of capital ratios, capital resources, and events that could affect the Company's ability to pay dividends, see Note 13 of the 2004 consolidated financial statements.

LIQUIDITY

Liquidity management focuses on the Corporation's ability to have funds available to meet the loan and depository transaction needs of its customers and the Corporation's other financial commitments. Cash and cash equivalent assets totaled $3,795,000 at year-end 2003 and $4,500,000 at year-end 2004. These assets provide the primary source of funds for loan demand and deposit balance fluctuations. Additional sources of liquidity are securities classified as available for sale, access to Federal Home Loan Bank advances, agreements with correspondent banks for buying and selling Federal Funds, and accepting time deposits from out-of-market investors. The fair value of securities classified as available for sale was $27,020,000 and $25,982,000 as of December 31, 2003 and December 31, 2004. The Corporation has approximately $2,600,000 available as a line of credit with the Federal Home Loan Bank at year-end 2004. For a detailed analysis of Corporation's sources and uses of cash, refer to the 2004 Consolidated Statements of Cash Flows.

IMPACT OF INFLATION

The Corporation's balance sheet is typical of financial institutions and reflects a net positive monetary position whereby monetary assets exceed monetary liabilities. Monetary assets and liabilities are those which can be converted to a fixed number of dollars and include cash assets, securities, loans, money market instruments, deposits and borrowed funds.

During periods of inflation, a net positive monetary position may result in an overall decline in purchasing power of an entity. No clear evidence exists of a relationship between the purchasing power of an entity's net positive monetary position and its future earnings. Moreover, the Corporation's ability to preserve the purchasing power of its net positive monetary position will be partly influenced by the effectiveness of its asset/liability management program. Management does not believe that the effect of inflation on its nonmonetary assets (primarily bank premises and equipment) is material as such assets are not held for resale and significant disposals are not anticipated.

SUBSEQUENT EVENTS

On January 3, 2005, the Corporation changed the name of the Bank subsidiary from The Marion Bank to The Ohio State Bank. This was done to help create a more uniform regional identity since the Bank is now extending its services beyond the city of Marion and Marion County. On January 18, 2005, the Corporation completed its branch acquisitions from First Citizens Banc Corp. of Sandusky, Ohio. This added two new branches, one in Union County, and approximately $19 million in total assets. Additionally, the Corporation is in contract on development land in Delaware County with plans to start building one or two different full-service banking sites there in late 2005. For further information regarding the branch purchases from First Citizens Banc Corp. see Note 16 of the 2004 consolidated financial statements.

MARKET FOR COMMON EQUITY AND RELATED SHAREHOLDER MATTERS

The common stock of the Corporation trades infrequently and is not traded on any established securities market. Parties interested in buying or selling the Corporation's stock are generally referred to Community Banc Investments, New Concord, Ohio (CBI) 1-800-224-1013.

For 2004 and 2003, bid and ask quotations were obtained from CBI, which handles a limited amount of the Corporation's stock transactions. The quotations are inter-dealer prices, without retail markup, markdown or commission and may not represent actual transactions.

2004	Low Bid	High Bid	Low Ask	High Ask
1st Qtr.	$ 77.00	$ 77.00	$ 80.00	$ 80.00
2nd Qtr.	77.00	82.00	80.00	85.00
3rd Qtr.	82.00	82.00	85.00	85.00
4th Qtr.	82.00	85.00	85.00	87.00
2003				
1st Qtr.	$ 69.00	$ 69.00	$ 72.00	$ 72.00
2nd Qtr.	69.00	72.00	72.00	75.00
3rd Qtr.	72.00	72.00	75.00	75.00
4th Qtr.	72.00	77.00	75.00	80.00

Management does not have knowledge of the prices paid in all transactions and has not verified the accuracy of those prices that have been reported. Because of the lack of an established market for the Corporation's stock, these prices may not reflect the prices at which the stock would trade in an active market.

The Corporation has 500,000 authorized and 190,000 outstanding shares of common stock held by approximately 526 shareholders as of December 31, 2004. The Corporation paid cash dividends of $0.40 per share in June and December of 2004 and 2003, resulting in a total amount of $0.80 per share in 2004 and 2003.

BOARD OF DIRECTORS (1)

Fred K. White - Chairman	Retired, Division Manager, Ohio Edison Real Estate Sales, HER Kinney Properties Marion, Ohio
Gary E. Pendleton	President and CEO, The Ohio State Bank Marion, Ohio
Lois J. Fisher	Real Estate Developer Marion, Ohio
Theodore L. Graham	Managing Partner, Graham Investment Co. Marion, Ohio
Lloyd L. Johnston	Chairman of the Board, Johnston Supply Company Marion, Ohio
Thurman R. Mathews	Owner, Mathews-Kennedy Ford/ Lincoln Mercury Marion, Ohio
Peter B. Miller	Former owner, Pete Miller, Inc. Marion, Ohio

(1) All are Directors of Ohio State Bancshares, Inc. and The Ohio State Bank (*formerly The Marion Bank*)

OHIO STATE BANCSHARES, INC.

EXECUTIVE OFFICERS

Fred K. White, Chairman of the Board
Gary E. Pendleton, President and Treasurer
Cynthia L. Sparling, Secretary
Todd M. Wanner, Chief Financial Officer

THE OHIO STATE BANK

EXECUTIVE OFFICERS

Gary E. Pendleton, President and Chief Executive Officer
Steven M. Strine, Senior Vice President and Chief Lending Officer
Cynthia L. Sparling, Senior Vice President and Chief Operations Officer
Todd M. Wanner, Senior Vice President and Chief Financial Officer

TRANSFER AGENT, REGISTRAR & DIVIDEND DISBURSING AGENT

The Ohio State Bank
111 South Main Street
Marion, Ohio 43302
(740) 387-2265

ANNUAL MEETING

The annual shareholders' meeting will be held April 21, 2005, at 5 p.m. in the main office of The Ohio State Bank, 111 South Main Street, Marion, Ohio.

FORM 10-KSB

A copy of Ohio State Bancshares, Inc.'s 2004 annual report on Form 10-KSB filed with the Securities and Exchange Commission is available upon written request to shareholders without charge. To obtain a copy, direct your written request to Todd M. Wanner, 111 South Main Street, Marion, Ohio 43302.

THE OHIO STATE BANK

Member F.D.I.C.

111 South Main Street
Marion, Ohio 43302
387-BANK or 387-2265